SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D/A	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

RAINING DATA CORPORATION

(f/k/a Omnis Technology Corporation)

(Name of Issuer)

Common Stock, $.10 par value

(Title of Class of Securities)

096434105

(CUSIP Number)

Neil Koren

Shartsis, Friese & Ginsburg LLP

One Maritime Plaza, 18th Floor

San Francisco, CA  94111

(415) 421-6500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 11, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 096434105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Geoffrey P. Wagner

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,554,174

	8.	Shared Voting Power

	9.	Sole Dispositive Power 1,554,174

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,554,174

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 8.6%

14.	Type of Reporting Person (See Instructions) IN, HC

CUSIP No. 096434105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Rockport Group, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,539,174

	8.	Shared Voting Power

	9.	Sole Dispositive Power 1,539,174

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,539,174

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 8.5%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 096434105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). RCJ Capital Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) PN

Item 1.	Security and Issuer

This Schedule 13D (“Schedule”) relates to shares of common stock, with par value $.10 (the “Common Stock”), of Raining Data Corporation, (the “Issuer”).  The principal executive office of the Issuer is 17500 Cartwright Road, Irvine, CA  92614-5846

Item 2.	Identity and Background

This Schedule is filed on behalf of RCJ Capital Partners, L.P. (“RCJ”), Rockport Group, L.P. (“Rockport”) and Geoffrey P. Wagner (“Wagner”) each of whose principal business office address is 6600 SW 92nd Avenue, Suite 370, Portland, OR 97223

RCJ is an investment limited partnership whose sole general partner is Rockport. Wagner is Rockport’s sole general partner. Wagner is also a director of the Issuer.
None of RCJ, Rockport or Wagner has, during the past five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

None of RCJ, Rockport or Wagner has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which any of them became or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

RCJ is a Delaware limited partnership, Rockport is a California limited partnership and Wagner is a United States citizen.
RCJ is filing this statement jointly with the other reporting persons, but not as a member of a group and expressly disclaims membership in a group.

Item 3.	Source and Amount of Funds or Other Consideration

Item 4.	Purpose of Transaction

RCJ has elected to distribute the total of all shares held of the issuer’s stock to its partners effective September 11, 2003.  The shares were distributed based on the relative partnership interests at the time of the distribution and no additional consideration was made.  Prior to the distribution, RCJ held 850,000 shares of the issuer’s stock.  Rockport, as General Partner of RCJ, received 444,174 shares as part of this distribution.  The remaining 405,826 shares were distributed to the individual limited partners of RCJ.

Rockport and Wagner hold the Issuer’s Common Stock for investment purposes.  Depending upon market conditions and other factors, one or more of the reporting persons may acquire additional securities of the Issuer or may dispose of some or all of the securities of the Issuer beneficially owned by him or it. The reporting persons reserve all of their rights as stockholders of the Issuer and may exercise those rights in any manner that they consider to be in their interests.

Except as described above, the reporting persons do not currently have any plans or proposals which relate to or would result in any of the following:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities to the Issuer to be de-listed from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; or

(i) Any action similar to those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a) Following the distribution, RCJ beneficially owns no shares of Common Stock. Rockport beneficially owns 1,539,174 shares of Common Stock all of which are owned directly.  The percentage of Common Stock beneficially owned by Rockport is 8.5%.

In addition to the shares beneficially owned by Rockport, Wagner personally owns 5,000 shares of Common Stock.  Additionally, a trust of which Wagner’s wife is the sole beneficiary beneficially owns 10,000 shares of the securities reported as beneficially owned by Wagner.  The total number of shares of Common Stock beneficially owned by Wagner is 1,554,174.  The percentage of Common Stock beneficially owned by Wagner is 8.6%.

(b) Reference is made hereby to Items 7 to 10 of pages 2, 3 and 4 of this Schedule, which Items are incorporated herein by reference.

(c) On July 16, 2003, Wagner acquired 4,167 shares of Common Stock at a purchase price of $0.71875 per share, or an aggregate purchase price of $2,995.03.  The shares were acquired in a private transaction with the Issuer through the exercise of the balance of a warrant to purchase 30,000 shares of Common Stock.

(d) As discussed above, 10,000 shares of the Common Stock reported as beneficially owned by Wagner are the property of a trust of which Wagner’s spouse is the sole beneficiary.  The trust has the right to receive the dividends from, or the proceeds from the sale of, such securities.

(e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
As a general partner of Rockport, which is the general partner of RCJ, Wagner has effective investment and voting control over the Common Stock Held by Rockport and RCJ. See Items 2 and 4 above.

Except as disclosed in this Schedule 13D, there currently are no contracts, arrangements, understandings or relationships (legal or otherwise) among the reporting persons or between the reporting persons and other persons with respect to any securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits
None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED September 12, 2003

RCJ CAPITAL PARTNERS, L.P.
By its general partner - Rockport Group, L.P.

/s/ Geoffrey P. Wagner
By: Geoffrey P. Wagner
Its: General Partner

ROCKPORT GROUP, L.P.

/s/ Geoffrey P. Wagner
By: Geoffrey P. Wagner
Its: General Partner

GEOFFREY P. WAGNER

/s/ Geoffrey P. Wagner
Geoffrey P. Wagner